UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

On November 12, 2013, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2013

adecoagro

# 3Q13

**3Q13**
**Earnings Release**

**Conference Call**

Nov 13, 2013
11 a.m. (US EST)
1 p.m. (Buenos Aires)
2 p.m. (São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

**Investor Relations**
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

**Email**
ir@adecoagro.com

**Website**
www.adecoagro.com

AGRO
LISTED
NYSE

# Adecoagro recorded Adjusted EBITDA of $43.8 million in 3Q13

**Luxembourg, November 12, 2013** – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter of 2013. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

## Highlights

**Financial & Operating Performance**

| *$ thousands* | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|
| Gross Sales | 176,489 | 166,955 | 5.7% | 474,848 | 428,400 | 10.8% |
| **Adjusted EBITDA (1)** | | | | | | |
| Farming & Land Transformation | 10,675 | 698 | 1,429.4% | 50,646 | 35,919 | 41.0% |
| Sugar, Ethanol & Energy | 39,233 | 46,443 | (15.5%) | 79,941 | 55,221 | 44.8% |
| Corporate Expenses | (6,150) | (6,459) | (4.8%) | (16,367) | (18,892) | (13.4%) |
| **Total Adjusted EBITDA** | **43,758** | **40,682** | **7.6%** | **114,220** | **72,248** | **58.1%** |
| Net Income | (6,098) | (2,785) | 119.0% | (30,445) | (16,405) | 85.6% |
| Farming Planted Area (Hectares) | 217,234 | 232,547 | (6.6%) | 217,234 | 232,547 | (6.6%) |
| Sugarcane Plantation Area (Hectares) | 101,270 | 82,262 | 23.1% | 101,270 | 82,262 | 23.1% |

- In 3Q13, Adecoagro recorded Adjusted EBITDA(1)(2) of $43.8 million, 7.6% higher than in 3Q12. Adjusted EBITDA margin(1) was 24.8% in 3Q13 compared to 24.4% in 3Q12.
- In 9M13 Adjusted EBITDA was $114.2 million, 58.1% higher than in 9M12. Adjusted EBITDA margin grew to 24.1% from 17.2%.
- Gross Sales in 3Q13 reached $176.5 million, while 9M13 gross sales were $474.8 million, showing a 5.7% and 10.8% increase, respectively.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Does not include the Adjusted EBITDA contribution from the San Martin farm sale which will be reflected in our financials in 4Q13.

Financial & Operational Performance

The Farming and Land Transformation businesses’ Adjusted EBITDA in 3Q13 was $10.7 million, compared to $0.7 million in 3Q12. Since most of our crops are harvested during the first and second quarter, Adjusted EBITDA in the third quarter tends to be the lowest of the year, and is primarily derived from the mark-to-market of grain inventories and commodity hedge positions. Financial performance quarter-over-quarter is primarily explained by: (i) profit generated by the mark-to-market of our soybean and corn derivative hedge positions; (ii) increased productivity per cow and higher milk prices in the dairy business; and (iii) higher industrial efficiency and prices in the rice business.

We completed the 2012/13 crop year. 9M13 Adjusted EBITDA totaled $50.7 million, 41% higher than 9M12. Results from the Crops segment were negatively affected by dry weather during the growth season, resulting in below average crop yields. These effects were partially offset by significant operational and financial improvements in the Dairy and the Rice segments.

During the fourth quarter, we expect that earnings from the Farming & Land Transformation businesses will be mainly driven by the biological growth of the new 2013/14 crop and rice planted area, productivity of the dairy business, mark-to-market of our hedge positions for the new crop and the sale of the San Martin farm, which will generate roughly $6.5 million of operating profit.

In the Sugar, Ethanol and Energy business, good weather conditions allowed our mills to crush a record of 2.8 million tons of sugarcane during 3Q13, 32.6% higher than in 3Q12. Nevertheless, Adjusted EBITDA during 3Q13 was $39.2 million, 15.5% below that of 3Q12, primarily explained by: (i) the commercial strategy to carry higher ethanol inventory seeking higher prices, which resulted in a 72.6% increase in ethanol inventories postponing sales to later periods; (ii) a 4.4% fall in sugarcane TRS (Total Recoverable Sugar) as a result of the frost that affected the center south region of Brazil during mid-July 2013 and the excess rains that affected the region during June 2013; and (iii) lower sugar and ethanol prices.

Year-to-date, Adjusted EBITDA was $79.9 million, $24.7 million or 44.8% higher than the same period of the prior year. Adjusted EBITDA margin expanded from 32.2% in 9M12 to 42.1% in 9M13. We expect to continue crushing sugarcane until mid-December with financial performance subject to weather conditions and ethanol prices.

Net income in 3Q13 totaled a loss of $6.1 million, $3.3 million lower than in 3Q12. The loss for the period is primarily the result of: (i) a $5.8 million foreign exchange loss, generated by the mark-to-market effect of non-deliverable currency forwards; and (ii) a $12.2 million non-cash loss resulting from the mark-to-market of our sugarcane biological assets.

Strategy Execution

Cushman & Wakefield Farmland Appraisal Report

As of September 30, 2013 Cushman & Wakefield updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s 278,336 hectares were valued at $919.3 million.(1) Adjusted by the sale of the Santa Regina farm in December 2012 and the Lagoa do Oeste and Mimoso farms in May 2013, the appraised value of our farmland portfolio increased by $18.4 million or 2.0%, since September 30, 2012.

(1) Please visit www.ir.adecoagro.com for the Cushman & Wakefield 2013 Appraisal Report. Please refer to page 66 of our Annual Report on Form 20-F for the year-ended December 31, 2012 for a description of the methodology employed in the appraisals of our farmland by Cushman & Wakefield. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions.

2

3Q13

We believe that the increase in the appraised value from September 30, 2012 to September 30, 2013 was mainly driven by: (i) the transformation of underutilized or undermanaged land into high yielding crop and rice land; (ii) the ongoing transformation and productivity improvement of all our farmland through our sustainable farming model focused on cutting edge technology and best practices, such as, no-till farming, crop rotation, balanced fertilization, integrated pest management, and water efficiency practices; and (iii) land appreciation.

These gains are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy and a component of total return on invested capital.

Share Repurchase Program

On September 23, 2013, Adecoagro announced that its Board of Directors had authorized the implementation of a share repurchase program for up to 5% of the oustanding shares. As of September 30, 2013, Adecoagro repurchased a total of 55,899 shares at an average price per share of $7.50.

Market Overview

Crop conditions in the US appear better than expected as harvest continues to put pressure on prices. On the other hand, growing demand for soybean and corn has allowed prices to recover and reduced volatility. The planting of crops in the Southern Hemisphere began mid-September, 2013. Weather conditions in Brazil and Argentina are expected to have a substantial impact on futures prices and may result in a volatile “weather market” between January and March.

Sugar fundamentals remain under pressure, however adverse yields in the Brazilian 2013/14 crops have resulted in lower than expected production numbers. UNICA, the Brazilian Sugarcane Industry Association, published its new forecast on October 1, 2013, downgrading the TRS content in cane to 134.0 kg/ton against 136.7 kg/ton expected at the beginning of the crop year and reduced its sugar production forecast by 1.3 million tons. Ethanol estimates were almost unchanged, however, final output will depend on weather conditions over the next three months.

Recent Developments

On October 3, 2013, Adecoagro completed the sale of the San Martin farm for a total price of $8.0 million, equivalent to $2,294 per hectare, representing a 15% premium over the Cushman & Wakefield independent appraisal dated September 30, 2013. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction will generate approximately $6.5 million of operating profit in 4Q13.

3Q13

adecoagro
3Q13

# Operating Performance

## Farming Business

| Farming Production Data | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| *Planting & Production* | *Planted Area (hectares)* | | | *2012/2013 Harvested Area* | | | *Yields (Tons per hectare)* | | |
| | 2012/2013 | 2011/2012 | Chg % | Hectares | % Harvested | Production | 2012/2013 | 2011/2012 | Chg % |
| Soybean | 62,540 | 50,720 | 23.3% | 62,540 | 100% | 137,578 | 2.2 | 2.5 | (11.1%) |
| Soybean 2nd Crop | 29,563 | 42,069 | (29.7%) | 29,563 | 100% | 37,900 | 1.3 | 1.5 | (15.1%) |
| Corn (1) | 41,205 | 41,193 | 0.0% | 41,205 | 100% | 226,795 | 5.5 | 5.2 | 6.6% |
| Corn 2nd Crop | 4,528 | 6,217 | (27.2%) | 4,528 | 100% | 15,451 | 3.4 | 4.0 | (14.1%) |
| Wheat (2) | 28,574 | 43,235 | (33.9%) | 28,574 | 100% | 52,308 | 1.8 | 2.6 | (30.0%) |
| Sunflower | 12,478 | 9,596 | 30.0% | 12,478 | 100% | 24,076 | 1.9 | 1.9 | (0.8%) |
| Cotton lint | 3,098 | 6,389 | (51.5%) | 3,098 | 100% | 2,482 | 0.8 | 1.0 | (23.6%) |
| **Total Crops** | **181,985** | **199,418** | **(8.7%)** | **181,985** | **100%** | **496,590** | - | - | - % |
| Rice | 35,249 | 31,497 | 11.9% | 35,249 | 100% | 202,589 | 5.7 | 5.4 | 5.8% |
| **Total Farming** | **217,234** | **232,547** | **(6.6%)** | **217,234** | **100%** | **699,179** | - | - | |
| Owned Croppable Area | 128,947 | 122,998 | 4.8% | - | - | - | - | - | |
| Leased Area | 54,197 | 61,263 | (11.5%) | - | - | - | - | - | |
| Second Crop Area | 34,091 | 48,286 | (29.4%) | - | - | - | - | - | |
| **Total Farming Area** | **217,235** | **232,547** | **(6.6%)** | - | - | - | - | - | |
| | Milking Cows (Average Heads) | | | Milk Production (MM liters) | | | Productivity (Liters per cow per day) | | |
| **Dairy** | 3Q13 | 3Q12 | Chg % | 3Q13 | 3Q12 | Chg % | 3Q13 | 3Q12 | Chg % |
| Milk Production | 6,140 | 5,086 | 20.7% | 19.3 | 13.9 | 39.2% | 34.2 | 29.6 | 15.3% |
| | Processed Rice (tons) | | | | | | | | |
| **Rice** | 3Q13 | 3Q12 | Chg % | | | | | | |
| Processed Rice | 64,588 | 57,442 | 12.4% | | | | | | |

(1) Includes sorghum.
(2) Includes barley.

Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

### 2012/13 Harvest Year

As of September 30, 2013, we completed the 2012/13 harvest year. A total of 217,234 hectares were harvested, producing a total of 699,179 tons of diversified crops. The yields for each of our crops were below our targets and below the 2011/12 crop yields. This occurred as a result of a drought experienced in the Humid Pampas during January and February and in the North of Argentina from January to April. The drought affected the crops during their critical growth cycles, leading to a significant reduction in yields.

### 2013/14 Harvest Year

| 2013/14 Harvest Year - New Crop Preliminary Planting Plan | | | | | |
|---|---|---|---|---|---|
| *Crops* | *Planting Plan (hectares)* | | | *2013/2014 Planted Area* | |
| | 2013/14E | 2012/2013 | Chg % | Planted | % Planted |
| Soybean | 60,401 | 62,540 | (3.4%) | 12,613 | 20.9% |
| Soybean 2nd Crop | 29,647 | 29,563 | 0.3% | - | - % |
| Corn (1) | 45,377 | 41,205 | 10.1% | 15,703 | 34.6% |
| Corn 2nd Crop | 4,901 | 4,528 | 8.2% | - | - % |
| Wheat (2) | 28,295 | 28,574 | (1.0%) | 28,295 | 100.0% |
| Sunflower | 13,271 | 12,478 | 6.4% | 10,181 | 76.7% |
| Cotton | 6,430 | 3,098 | 107.6% | 658 | 10.2% |
| **Total Crops** | **188,323** | **181,985** | **3.5%** | **67,450** | **35.8%** |
| Rice | 36,494 | 35,249 | 3.5% | 36,494 | 100.0% |
| **Total Farming** | **224,817** | **217,234** | **3.5%** | **103,944** | **46.2%** |
| Owned Croppable Area | 130,731 | 128,947 | 1.4% | | |
| Leased Area | 59,265 | 54,197 | 9.4% | | |
| Second Crop Area | 34,821 | 34,091 | 2.1% | | |
| **Total Farming Area** | **224,817** | **217,235** | **3.5%** | | |

4

adecoagro
3Q13

Our operational teams are focused on successfully completing the 2013/14 crop planting plan on schedule. A total of 103.9 thousand hectares have been planted as of the day of this report. The winter crops were fully planted during June and early July. Rice planting is also complete and the rice fields are currently being irrigated. We have also recently began planting the summer crops.

## Sugar, Ethanol & Energy Business

| Sugar, Ethanol & Energy - Selected Production Data | 3Q13 | 3Q12 | % Chg | 9M13 | 9M12 | % Chg |
|---|---|---|---|---|---|---|
| Sugarcane Crushed (tons) | 2,821,571 | 2,128,266 | 32.6% | 4,662,769 | 3,125,302 | 49.2% |
| Own Sugarcane | 2,279,950 | 1,983,191 | 15.0% | 4,086,359 | 2,954,272 | 38.3% |
| Third Party Sugarcane | 541,621 | 145,075 | 273.3% | 576,410 | 171,031 | 237.0% |
| Sugar (tons) | 155,635 | 151,849 | 2.5% | 237,002 | 201,246 | 17.8% |
| Ethanol (cubic meters) | 120,172 | 81,299 | 47.8% | 198,154 | 122,585 | 61.6% |
| Hydrous Ethanol | 49,543 | 18,609 | 166.2% | 86,733 | 34,900 | 148.5% |
| Anhydrous Ethanol | 70,628 | 62,690 | 12.7% | 111,421 | 87,685 | 27.1% |
| Exported Energy (MWh) | 128,571 | 114,338 | 12.4% | 210,817 | 161,065 | 30.9% |
| Expansion & Renewal Area (hectares) | 6,643 | 5,675 | 17.1% | 18,367 | 17,380 | 5.7% |
| Harvested Area (hectares) | 32,643 | 28,591 | 14.2% | 59,728 | 44,053 | 35.6% |
| Sugarcane Plantation (hectares) | 101,270 | 82,262 | 23.1% | 101,270 | 82,262 | 23.1% |

Weather during 3Q13 was optimal for harvesting and crushing sugarcane. Below average rainfalls during the third quarter, especially in Mato Grosso do Sul, allowed our mills to increase their crushing pace. As reflected in the chart above, a total of 2.8 million tons of sugarcane were harvested and crushed during the quarter, 32.6% higher than 3Q12 and 58.9% higher than 2Q13. Consequently, ethanol, sugar, and energy production increased by 47.8%, 2.5% and 12.4% respectively.

Accumulated milling during the season was 4.7 million tons, 49.2% higher than the previous year, driven by the ramp up in the crushing capacity at the Ivinhema mill and a higher utilization capacity at the Angelica and UMA mills.

Sugarcane planting continues to be a key strategy to supply our mills with quality raw material and allowing Adecoagro to become an efficient low cost producer. Year-to-date, Adecoagro has planted a total of 18,367 hectares of cane, reaching a total plantation of 101,270 hectares, 23.1% higher than in 3Q12.

5

adecoagro
3Q13

# Financial Performance

## Farming & Land Transformation Businesses

| Farming & Land Transformation - Financial highlights | | | | | | |
|---|---|---|---|---|---|---|
| ***$ thousands*** | **3Q13** | **3Q12** | **Chg %** | **9M13** | **9M12** | **Chg %** |
| ***Gross Sales*** | | | | | | |
| Farming | 100,225 | 87,951 | 14.0% | 273,536 | 249,014 | 9.8% |
| **Total Sales** | **100,225** | **87,951** | **14.0%** | **273,536** | **249,014** | **9.8%** |
| ***Adjusted EBITDA [1]*** | | | | | | |
| Farming | 10,675 | 566 | 1,786.0% | 43,727 | 27,824 | 57.2% |
| Land Transformation | - | 132 | (100.0%) | 6,919 | 8,095 | (14.5%) |
| **Total Adjusted EBITDA[1]** | **10,675** | **698** | **1,429.3%** | **50,646** | **35,919** | **41.0%** |
| ***Adjusted EBIT [1][2]*** | | | | | | |
| Farming | 8,629 | -1,248 | - % | 37,303 | 22,291 | 67.3% |
| Land Transformation | - | 132 | (100.0%) | 6,919 | 8,095 | (14.5%) |
| **Total Adjusted EBIT[1]** | **8,629** | **-1,116** | **- %** | **44,222** | **30,386** | **45.5%** |

Adjusted EBIT[1] for the Farming and Land Transformation businesses in 3Q13 was $8.6 million, $9.7 million higher than 3Q12. This increase is primarily explained by: (i) profit generated by the mark-to-market of our soybean and corn derivative hedge position; (ii) increased productivity per cow and higher milk prices in our dairy business; (iii) higher yields and prices in our rice business.

On a cumulative basis, 9M13 Adjusted EBIT was $44.2 million, 45.5% higher than the same period of the previous year. This was mainly driven by: (i) operational and financial performance in the dairy business; (ii) improved yields and higher prices in the rice business; (iii) higher corn yields; and (iv) profits from our commodity derivative hedges.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

6

adecoagro
3Q13

## Crops

**Crops - Highlights**

| | metric | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|---|
| Gross Sales | *$ thousands* | 66,087 | 49,164 | 34.4% | 169,024 | 156,877 | 7.7% |
| | *thousand tons* | 244.1 | 179.9 | 35.7% | 583.9 | 564.2 | 3.5% |
| | *$ per ton* | 271 | 273 | (1.0%) | 289 | 278 | 4.1% |
| Adjusted EBITDA | *$ thousands* | 5,833 | 1,555 | 275.1% | 28,704 | 24,772 | 15.9% |
| **Adjusted EBIT** | ***$ thousands*** | **5,333** | **1,073** | **397.0%** | **27,086** | **23,406** | **15.7%** |
| Planted Area | *hectares* | 147,895 | 151,132 | (2.1%) | 147,895 | 151,132 | (2.1%) |

(1) Does not include second crop planted area.

Most of the gains and losses related to our crops segment during the third quarter originated from the effect of the mark-to-market of inventories and derivative hedge positions, since only a small portion of the crops are harvested during the quarter. Adjusted EBIT for our crops segment during 3Q13 reached $5.3 million, $4.3 million higher than in 3Q12. The higher quarter-over-quarter performance is primarily explained by: (i) a $2.7 million gain from our derivative hedge position (mainly soy and corn) in 3Q13 compared to a $5.7 million loss in 3Q12, and (ii) offset by a $4.2 million lower gain from changes in Fair Value of biological assets and agricultural produce, compared to 3Q12, which was affected by a delay in last year's harvest (25.0 thousand hectares were harvested in 3Q12 vs 15.0 thousand hectares in 3Q13).

On a cumulative basis, Adjusted EBIT for 9M13 reached $27.1 million, 15.7% higher than 9M12. Despite lower crop yields and margins in the 2012/13 harvest year compared to the 2011/12 harvest year, Adjusted EBIT was higher as a result of the impact of our derivative hedge position, which generated a $6.7 million gain in 9M13 (2012/13 harvest) compared to a $10.4 million loss in 9M12 (2011/12 harvest).

**Crops - Gross Sales Breakdown**

| | Amount ($ '000) | | | Volume | | | $ per unit | | |
|---|---|---|---|---|---|---|---|---|---|
| **Product** | **3Q13** | **3Q12** | **Chg %** | **3Q13** | **3Q12** | **Chg %** | **3Q13** | **3Q12** | **Chg %** |
| Soybean | 10,440 | 11,181 | (6.6%) | 30,896 | 31,311 | (1.3%) | 338 | 357 | (5.4%) |
| Corn [1] | 48,650 | 23,903 | 103.5% | 203,485 | 112,005 | 81.7% | 239 | 213 | 12.0% |
| Wheat [2] | 3,134 | 8,897 | (64.8%) | 8,698 | 33,307 | (73.9%) | 360 | 267 | 34.9% |
| Sunflower | - | 497 | (100.0%) | - | 1,332 | (100.0%) | - | 373 | - % |
| Cotton lint | 2,077 | 3,387 | (38.7%) | 1,058 | 1,906 | (44.5%) | 1,963 | 1,777 | 10.4% |
| Other | 1,785 | 1,299 | 37.4% | - | - | - % | - | - | - % |
| **Total** | **66,087** | **49,164** | **34.4%** | **244,137** | **179,860** | **35.7%** | **-** | **-** | **- %** |

**Crops - Gross Sales Breakdown**

| | Amount ($ '000) | | | Volume | | | $ per unit | | |
|---|---|---|---|---|---|---|---|---|---|
| **Product** | **9M13** | **9M12** | **Chg %** | **9M13** | **9M12** | **Chg %** | **9M13** | **9M12** | **Chg %** |
| Soybean | 66,228 | 59,061 | 12.1% | 182,206 | 169,875 | 7.3% | 363 | 348 | 4.5% |
| Corn [1] | 77,107 | 49,903 | 54.5% | 335,788 | 239,080 | 40.5% | 230 | 209 | 10.0% |
| Wheat [2] | 11,968 | 31,757 | (62.3%) | 44,924 | 134,704 | (66.6%) | 266 | 236 | 13.0% |
| Sunflower | 8,021 | 6,666 | 20.3% | 19,450 | 16,806 | 15.7% | 412 | 397 | 4.0% |
| Cotton lint | 3,009 | 6,979 | (56.9%) | 1,581 | 3,758 | (57.9%) | 1,903 | 1,857 | 2.5% |
| Other | 2,690 | 2,510 | 7.2% | - | - | - % | - | - | - % |
| **Total** | **169,024** | **156,877** | **7.7%** | **583,949** | **564,222** | **3.5%** | **-** | **-** | **- %** |

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Gross sales for the crop segment during 3Q13 and 9M13 were 34.4% and 7.7% higher, respectively, compared to 3Q12 and 9M12. This growth was mainly driven by the origination of corn from other producers to enhance our commercial strategy.

7

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3Q13

| Crops - Changes in Fair Value Breakdown | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 9M13 | metric | Soy | Soy 2nd Crop | Corn | Corn 2nd Crop | Wheat | Sunflower | Cotton | Total |
| **2012/13 Harvest Year** | | | | | | | | | |
| **Total Harvested Area** | *Hectares* | 62,184 | 29,563 | 41,205 | 4,528 | 28,574 | 12,478 | 3,098 | 181,629 |
| Area harvested in previous periods | *Hectares* | 62,168 | 29,509 | 29,968 | 876 | 28,574 | 12,478 | 2,950 | 166,523 |
| Area harvested in current period | *Hectares* | 16 | 54 | 11,237 | 3,652 | - | (0) | 148 | 15,106 |
| **Changes in Fair Value 9M13 from harvested area 2012/2013 (i)** | *$ thousands* | 9,940 | 1,463 | 3,861 | 299 | 46 | 1,445 | 290 | 17,345 |
| **2013/14 Harvest Year** | | | | | | | | | |
| **Total Planted Area** | *Hectares* | - | - | 8,933 | - | 27,826 | 3,687 | - | 40,446 |
| Area planted in initial growth stages | *Hectares* | - | - | 8,933 | - | 7,745 | 3,687 | - | 20,365 |
| Area planted with significant biological growth | *Hectares* | - | - | - | - | 20,081 | - | - | 20,081 |
| **Changes in Fair Value 9M13 from planted area 2013/14 (ii)** | *$ thousands* | - | - | - | - | 1,205 | - | - | 1,205 |
| **Total Changes in Fair Value in 9M13 (i+ii)** | *$ thousands* | 9,940 | 1,463 | 3,861 | 299 | 1,252 | 1,445 | 290 | 18,550 |

The table above shows the gains and losses from crop production generated in 9M13, related to the 2012/13 harvest and the new 2013/14 crop. During 3Q13 we harvested 15.1 thousand hectares, completing the total area of 181.6 thousand hectares. The 2012/13 harvest generated initial recognition and changes in Fair Value of biological assets of $17.3 million in the 2013 fiscal year, plus an additional $9.6 million in the 2012 fiscal year.

The 2013/14 harvest year commenced mid-September 2013. As of September 30, 2013, a total of 40.4 thousand hectares were planted, of which 20.1 thousand hectares of wheat had attained significant biological growth which generated Changes in Fair Value of $1.2 million.

8

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## Rice

| Rice - Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| | metric | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
| Gross Sales | *$ thousands* | 24,856 | 28,849 | (13.8%) | 78,266 | 69,370 | 12.8% |
| | *thousand tons* [1] | 55.1 | 48.5 | 13.6% | 162.5 | 166.8 | (2.6%) |
| | *$ per ton* | 451 | 595 | (24.2%) | 482 | 416 | 15.8% |
| Adjusted EBITDA | *$ thousands* | 2,357 | 818 | 188.1% | 6,952 | (369) | - % |
| **Adjusted EBIT** | ***$ thousands*** | **1,216** | **(88)** | **- %** | **3,277** | **(3,270)** | **- %** |
| Area under production | *hectares* | 35,249 | 31,497 | 11.9% | 35,249 | 31,497 | 11.9% |
| **Rice Mills** | | | | | | | |
| Own rough rice transferred to mills [2] | *thousand tons* [1] | 40.8 | 50.1 | (18.6%) | 113.8 | 85.9 | 32.5% |
| Third party rough rice purchases | *thousand tons* [1] | 14.3 | 15.8 | (9.7%) | 48.6 | 80.8 | (39.8%) |
| Sales of Processed Rice | *thousand tons* [1] | 55.1 | 48.5 | 13.6% | 162.5 | 166.8 | (2.6%) |
| Ending stock | *thousand tons* [1] | 81.1 | 90.4 | (10.3%) | 81.1 | 90.4 | (10.3%) |

(1) Of rough rice equivalent.

Adjusted EBIT corresponding to Adecoagro's rice segment is primarily explained by the results generated by the biological growth and harvest of the crop. Since the rice crop is planted during the end of the third quarter, it grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Accordingly the majority of the segment's Adjusted EBIT is generated between the fourth quarter of the year and first quarter of the following year.

Sales for the nine month period ended September 30, 2013, grew 12.8% to $78.3 million from $69.4 million in 9M12. This growth was driven by an 11.9% increase in planted area and a 5.8% increase in yields, which resulted in a 18.4% increase in total rough rice output. In addition, white rice net prices increased by 23.7%. As a result, Adjusted EBIT for 9M13 was $3.3 million, $6.5 million higher than in 9M12.

| Rice - Changes in Fair Value Breakdown | | |
|---|---|---|
| **9M13** | **metric** | **Rice** |
| **2012/13 harvest year** | | |
| Total Planted Area | *Hectares* | 35,249 |
| Area harvested in previous period | *Hectares* | 35,249 |
| Area harvested in current period | *Hectares* | - |
| **Changes in Fair Value 9M13 from harvested area 2012/13** | ***$ thousands*** | **5,911** |
| **2013/14 harvest year** | | |
| Total Planted Area | *Hectares* | 36,494 |
| Planted area in initial growing stages | *Hectares* | 35,295 |
| Planted area with significant biological growth | *Hectares* | 1,210 |
| **Changes in Fair Value 9M13 from planted area 2013/2014 with significant biological growth** | ***$ thousands*** | **74** |
| **Total Changes in Fair Value in 9M13** | ***$ thousands*** | **5,985** |

During the 9-month period ended September 30, 2013, the rice crop generated Changes in Fair Value of $5.9 million. The 2012/13 crop, which was harvested during 1Q13 generated $5.9 million while the new 2013/14 rice crop generated $0.07 million this quarter from the biological growth of 1,210 planted hectares.

9

3Q13

As explained above, higher yields and an increase in planted area enhanced the performance of the segment. As we continue the transformation and zero-leveling of our rice farms, we expect yields and margins to significantly improve over the next two years.

## Dairy

| Dairy - Highlights | metric | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|---|
| Gross Sales | *$ thousands* | 8,231 | 4,933 | 66.9% | 22,475 | 14,252 | 57.7% |
| | million liters | 19.3 | 13.9 | 39.2% | 52.4 | 38.8 | 35.2% |
| | $ per liter | 0.43 | 0.36 | 19.8% | 0.43 | 0.37 | 16.7% |
| Adjusted EBITDA | *$ thousands* | 2,382 | (513) | - % | 6,809 | (997) | - % |
| **Adjusted EBIT** | ***$ thousands*** | **2,141** | **(751)** | **- %** | **6,033** | **(1,663)** | **- %** |
| Milking Cows | *Average Heads* | 6,140 | 5,086 | 20.7% | 5,991 | 4,802 | 24.8% |

Milk production reached 19.3 million liters in 3Q13 and 52.4 million liters in 9M13, respectively 39.2% and 35.2% higher than the same periods of the previous year. The growth in production is the result of a 20.7% increase in our milking cow herd, coupled with a 15.3% increase in cow productivity. Average productivity grew from 29.6 liters per cow per day in 3Q12 to 34.2 liters per cow per day in 3Q13. As milking cows adapt to the new free-stall dairy, we expect that cow productivity will continue to increase gradually to reach our target of 35 liters per cow per day.

International whole milk prices have rallied during 2013. As a result, average local milk prices during 3Q13 reached 0.43 US cents per liter, 19.9% higher quarter-over-quarter.

As a result of the above, Adjusted EBIT in 3Q13 was $2.1 million, $2.9 million higher than in 2Q12. Cumulative Adjusted EBIT during 9M13 was at $6.0 million, $7.6 million higher than 9M12.

## Cattle

| Cattle - Highlights | metric | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|---|
| Gross Sales | *$ thousands* | 1,051 | 1,189 | (11.6%) | 3,332 | 3,872 | (14.0%) |
| Adjusted EBITDA | *$ thousands* | 700 | 890 | (21.3%) | 2,562 | 3,125 | (18.0%) |
| **Adjusted EBIT** | ***$ thousands*** | **679** | **844** | **(19.5%)** | **2,493** | **2,973** | **(16.1%)** |
| Area under production | *hectares* | 66,486 | 70,583 | (5.8%) | 68,253 | 75,297 | (9.4%) |

Our cattle business mainly consists of leasing land which is not suitable for crop production to third parties for cattle grazing activities. Recent farm sales have decreased leased area by 5.8%. As a result, Adjusted EBIT for 3Q13 was $0.7 million, 19.5% lower than in 3Q12.

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3Q13

## Land transformation business

| Land Transformation - Highlights | metric | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|---|
| Adjusted EBITDA | $ thousands | - | 132 | - % | 6,919 | 8,095 | (14.5%) |
| **Adjusted EBIT** | ***$ thousands*** | **-** | **132** | **- %** | **6,919** | **8,095** | **(14.5%)** |
| Land sold | Hectares | - | 7,630 | - % | 5,607 | 7,630 | (26.5%) |

No farm sales were closed during 3Q13. The gain from the sale of the San Martin farm described in page 3 will be reflected in the income statement during the fourth quarter.

Land transformation is an ongoing process in the Company, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its fully developed farmland. During the last seven years, Adecoagro has been able to generate gains of approximately $139 million by strategically selling at least one of its fully mature farms per year. Monetizing a portion of its land transformation gains each year allows Adecoagro to redeploy its capital efficiently and continue expanding its operations in projects with higher expected risk-adjusted returns.

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## Sugar, Ethanol & Energy business

| Sugar, Ethanol & Energy - Highlights | | | | | | |
|---|---|---|---|---|---|---|
| *$ thousands* | 3Q13 | 3Q12 | % Chg | 9M13 | 9M12 | % Chg |
| Net Sales [1] | 71,996 | 76,639 | (6.1%) | 189,726 | 171,462 | 10.7% |
| Gross Profit Manufacturing Activities | 32,027 | 31,934 | 0.3% | 83,034 | 52,070 | 59.5% |
| **Adjusted EBITDA** | **39,233** | **46,443** | **(15.5%)** | **79,941** | **55,221** | **44.8%** |
| Adjusted EBITDA Margin | 54.5% | 60.6% | (10.1%) | 42.1% | 32.2% | 30.8% |

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, COFINS, INSS and IPI taxes.

3Q13 Adjusted EBITDA was $39.2 million, 15.5% below 3Q12. This reduction was mainly explained by: (i) a 4.4% decrease in TRS as a result of the frost which affected most production regions in mid July 2013 and above average rains in Center-South Brazil during June 2013; (ii) a 20% fall in sugar prices; and (iii) a 72.6% increase in end of period ethanol inventories as a result of a commercial strategy to carry ethanol inventories to the fourth quarter and the inter-harvest season.

On a cumulative basis, 9M13 Adjusted EBITDA was $79.9 million, 44.8% higher than 9M12. EBITDA margin increased to 42.1% in 9M13 from 32.2% in 9M12. The improvement in financial performance is primarily driven by the expansion of our sugarcane plantation and the ramp up of the Ivinhema mill, which has allowed us to crush 4.7 million tons of sugarcane in 9M13, representing a 49.2% year-over-year growth. The consolidation of our cluster has led to operational enhancements and synergies which have contributed to the dilution of our fixed cost structure and accordingly improved our financial performance.

| Sugar, Ethanol & Energy - Gross Sales Breakdown | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount ($ '000) | | | Volume | | | $ per unit | | |
| | 3Q13 | 3Q12 | Chg % | 3Q13 | 3Q12 | Chg % | 3Q13 | 3Q12 | Chg % |
| Sugar (tons) | 39,374 | 45,427 | (13.3%) | 98,875 | 89,219 | 10.8% | 398 | 509 | (21.8%) |
| Ethanol (cubic meters) | 24,124 | 23,026 | 4.8% | 41,393 | 33,481 | 23.6% | 583 | 688 | (15.3%) |
| Energy (MWh) | 12,583 | 10,551 | 19.3% | 152,578 | 118,053 | 29.2% | 82 | 89 | (7.7%) |
| Other | 183 | - | - % | - | - | - | - | - | - |
| **TOTAL** | **76,265** | **79,004** | **(3.5%)** | - | - | - | - | - | - |
| | Amount ($ '000) | | | Volume | | | $ per unit | | |
| | 9M13 | 9M12 | Chg % | 9M13 | 9M12 | Chg % | 9M13 | 9M12 | Chg % |
| Sugar (tons) | 84,509 | 78,863 | 7.2% | 199,297 | 153,890 | 29.5% | 424 | 512 | (17.3%) |
| Ethanol (cubic meters) | 95,146 | 82,059 | 15.9% | 147,785 | 112,061 | 31.9% | 644 | 732 | (12.1%) |
| Energy (MWh) | 21,348 | 18,275 | 16.8% | 238,529 | 234,652 | 1.7% | 89 | 78 | 14.9% |
| Other | 309 | 189 | 63.6% | - | - | - | - | - | - |
| **TOTAL** | **201,312** | **179,386** | **12.2%** | - | - | - | - | - | - |

In 3Q13, total sales for the Sugar, Ethanol & Energy business were 3.5% below that of 3Q12. Sales volumes for sugar, ethanol and energy grew by 10.8%, 23.6% and 29.2% respectively compared to 3Q12. The increase in sales volumes was offset by: (i) weaker global sugar prices, and (ii) the depreciation of the Brazilian Real, which resulted in lower ethanol and energy prices in dollar terms. Since the majority of production costs are denominated in Brazilian Reals, margins are expected to remain relatively stable compared to last year.

12

3Q13

| Sugar, Ethanol & Energy - Industrial Indicators | metric | 3Q13 | 3Q12 | % Chg | 9M13 | 9M12 | % Chg |
|---|---|---|---|---|---|---|---|
| Milling Cluster | thousand tons | 2,374 | 1,664 | 42.7% | 3,858 | 2,426 | 59.0% |
| Milling UMA | thousand tons | 447 | 463 | (3.4%) | 804 | 699 | 15.0% |
| **Milling Total** | **thousand tons** | **2,822** | **2,127** | **32.7%** | **4,663** | **3,125** | **49.2%** |
| Owned sugarcane | % | 80.8% | 93.1% | (13.2%) | 87.6% | 94.5% | (7.3%) |
| Sugar mix in production | % | 47.2% | 55.2% | (14.6%) | 45.3% | 56.1% | (19.3%) |
| Ethanol mix in production | % | 52.9% | 44.8% | 18.0% | 54.8% | 43.9% | 24.7% |
| Energy per milled ton | kWh/ton | 46 | 54 | (15.2%) | 45 | 52 | (12.3%) |

A total of 2.8 million tons of sugarcane were milled during 3Q13 and 4.6 million tons were milled since the start of the harvest year, 32.7% and 49.2% higher, respectively than for the same periods of the previous year.

Maintaining our strategy of supplying our mills with a majority of sugarcane from our own plantations, during 3Q13 we increased sugarcane sourcing from third parties to almost 20% of total cane milled. A total of 576 thousand tons of sugarcane were purchased from our regular suppliers and from nearby mills. This will allow our mills to increase capacity utilization, dilute fixed costs and increase profitability. Considering our sugarcane planting efforts during 2013, we expect that our own cane production in 2014 will be sufficient to supply our mills at almost full nominal crushing capacity.

In terms of production mix, market prices and relative margins at our mills (considering Mato Grosso do Sul tax incentives for ethanol) favored anhydrous ethanol production throughout July and August and sugar during September. As a result, 52.9% of the sugar content (TRS) during the quarter was shifted towards ethanol production and 47.2% towards sugar production.

Regarding energy, although cogeneration exports to the grid increased by 12.4% quarter-over-quarter and 30.9% year-over-year as a result of the higher cane crushed, cogen measured by kilowatt hour (Kwh) per ton of cane crushed was respectively 15.2% and 12.3% below the same periods of the previous year. This reduction is primarily explained by postponed bagasse burning at Ivinhema as a result of the mill start-up. The remaining bagasse will be burned over the upcoming months.

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| Sugar, Ethanol & Energy - Changes in Fair Value | | | | | | |
|---|---|---|---|---|---|---|
| | 3Q13 | | | 3Q12 | | |
| **Biological Asset** | | | | | | |
| | *thousand $* | *Hectares* | *$/hectare* | *$* | *Hectares* | *$/hectare* |
| (+) Sugarcane plantations at end of period | 215,875 | 101,270 | 2,132 | 191,349 | 82,262 | 2,326 |
| (-) Sugarcane plantations at begining of period | (208,151) | 94,214 | 2,209 | (187,011) | 76,517 | 2,444 |
| (-) Planting Investments | (20,950) | 6,643 | 3,154 | (18,697) | 5,745 | 3,255 |
| (-) Exchange difference | 1,345 | | | 859 | | |
| **Changes in Fair Value of Biological Assets** | **(11,881)** | | | **(13,500)** | | |
| **Agricultural produce** | | | | | | |
| | *thousand $* | *Tons* | *$/ton* | *$* | *Tons* | *$/ton* |
| (+) Harvested own sugarcane transferred to mill | 60,458 | 2,279,950 | 27 | 66,308 | 1,983,191 | 33 |
| (-) Costs incurred in Maintenance | (12,136) | | | (11,926) | | |
| (-) Leasing Costs | (11,172) | | | (13,470) | | |
| (-) Harvest and Cane Transport Costs | (33,199) | | | (29,807) | | |
| **Changes in Fair Value of Agricultural Produce** | **3,951** | | | **11,105** | | |
| **Total Changes in Fair Value** | **(7,930)** | | | **(2,395)** | | |

In 3Q13, Changes in Fair Value of biological assets for the Sugar, Ethanol and Energy business reached negative $7.9 million, primarily as a result of a decrease in the Fair Value of our sugarcane plantations, from an average of $2,209 per hectare at the beginning of the period, to $2,132 per hectare at the end of the period, generating unrealized Changes in Fair Value of biological assets of negative $11.9 million. The decrease in the value of a hectare of sugarcane was explained by: (i) the loss in value of the sugarcane plantation as a result of the harvest; (ii) lower sugar prices included in the DCF model used to estimate the Fair Value of our sugarcane plantation; (iii) the depreciation of the Brazilian Real; and (iv) lower TRS content for the current harvest season.

Changes in Fair Value of agricultural produce or gains derived from sugarcane production reached $3.9 million in 3Q13 compared to $11.1 million in 3Q12. This decrease is primarily explained by an 18% fall in the Consecana price index that is used to value the transfer of sugarcane from the farm to the mill. The fall occurred as a result of lower sugar prices and the depreciation of the Brazilian Real, which in turn was partially offset by a larger harvested volume which diluted our fixed cost structure.

| Agricultural Produce - Productive Indicators | | | | | | | |
|---|---|---|---|---|---|---|---|
| | metric | 3Q13 | 3Q12 | % Chg | 9M13 | 9M12 | % Chg |
| Harvested own sugarcane | thousand tons | 2,381,872 | 2,061,016 | 15.6% | 4,402,438 | 3,250,095 | 35.5% |
| Harvested area | hectares | 32,643 | 28,591 | 14.2% | 59,728 | 44,053 | 35.6% |
| Yield | tons/hectare | 73.0 | 72.1 | 1.2% | 73.7 | 73.8 | (0.1%) |
| TRS content | kg/ton | 131.0 | 137.1 | (4.4%) | 126.2 | 132.9 | (5.1%) |
| Mechanized harvest | % | 94.7% | 75.3% | 25.9% | 87.7% | 88.1% | (0.5%) |

The table above shows productive indicators related to our owned sugarcane production (agricultural produce) which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields were 73.0 tons per hectare, slightly above average yields in 3Q12. Dryer than normal weather conditions during January through mid-February of 2013 were detrimental for sugarcane growth and negatively affected our yields. We expect sugarcane yields to continue increasing as the fertility and organic structure of the soil is enhanced.

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Sugar content (TRS) reached 131.0 kg/ton, slightly lower than 3Q12, primarily as a result of excess rainfalls during June and the frost that affected Brazilian Center-South region during mid-July. Harvested sugarcane and harvested area in 3Q13 were 15.6% and 14.2% higher respectively than the same period of last year, mainly due to the Angelica mill operating at full capacity, and the contribution of the Ivinhema mill which started operating at 2.0 million tons of nominal capacity in 2Q13.

## Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins and stabilizing profits and cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forward and futures contracts).

**Total Volume and Average Prices**

| Farming | Country | Volume (thousand tons) | Local Sale price FAS $/ton | Local Sale price FOB cts/bushel (1) |
|---|---|---|---|---|
| **2012/13 Harvest Year** | | | | |
| Soybean | Argentina | 130.5 | 320 | 1,381 |
| | Uruguay | 18.9 | 501 | 1,418 |
| | Brazil | 21.9 | 444 | 1,483 |
| Corn | Argentina | 210.7 | 179 | 600 |
| | Uruguay | 7.7 | 240 | 660 |
| | Brazil | 8.2 | 158 | 658 |
| Wheat | Argentina | 50.3 | 255 | 935 |
| | Uruguay | 4.9 | 244 | 718 |
| Cotton | Brazil | 1.9 | 1,912 | 89 |
| | Argentina | 0.4 | 1,810 | 90 |
| **2013/14 Harvest Year** | | | | |
| Soybean | Argentina | 111.0 | 305 | 1,329 |
| | Uruguay | 2.0 | 433 | 1,246 |
| | Brazil | 10.0 | 392 | 1,325 |
| Corn | Argentina | 193.8 | 200 | 674 |
| Wheat | Argentina | 23.1 | 294 | 1,081 |
| | Uruguay | 2.0 | 270 | 789 |
| Cotton | Brazil | 2.6 | 1,706 | 85 |

| Sugar, Ethanol & Energy | Country | Volume (thousands) | Local Sale price FCA $/unit | Local Sale price FOB cts/lb (1) |
|---|---|---|---|---|
| **2013/14 Harvest Year** | | | | |
| VHP Sugar (tons) | Brazil | 226.3 | 471 | 21.0 |
| Ethanol (m3) | Brazil | 143.3 | 585 | - |
| Energy (MWh)(2) | Brazil | 314.0 | 82 | - |
| **2014/15 Harvest Year** | | | | |
| VHP Sugar (tons) | Brazil | 82.1 | 393.2 | 17.7 |
| Ethanol (m3) | Brazil | - | | |
| Energy (MWh)(2) | Brazil | 265.2 | 90 | - |

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
Cotton and Coffee prices are expresed in cents per pound (cts/lb).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) must be considered.
2) Considers exchange rate of 2.20 R$/US$

15

adecoagro
3Q13

The table below summarizes the results generated by Adecoagro's derivative positions as of 9M13 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

**Gain/Loss From Derivative Instruments**

| Farming | Open hedge positions [1] (thousand tons) | 9M13 Gains/(Losses) (thousands $) Unrealized | Realized | Total 9M13 | Gains/(Losses) Booked in 2012 (thousands $) | Harvest Year Gains/Losses (thousands $) |
|---|---|---|---|---|---|---|
| **2012/13 Harvest Year** | | | | | | |
| Soybean | - | - | 86 | 86 | (1,540) | (1,454) |
| Corn | - | - | 255 | 255 | (4,182) | (3,927) |
| Wheat | - | - | (968) | (968) | (1,376) | (2,344) |
| Cotton | - | - | (14) | (14) | - | (14) |
| Coffee | - | - | 180 | 180 | - | 192 |
| **2012/13 Total** | - | - | **(460)** | **(460)** | **(7,099)** | **(7,547)** |
| **2013/14 Harvest Year** | | | | | | |
| Soybean | 102.4 | 1,002 | 445 | 1,448 | - | 1,448 |
| Corn | 143.2 | 3,943 | 2,113 | 6,056 | 1,082 | 7,138 |
| Wheat | 3.0 | (117) | (134) | (251) | - | (251) |
| **2013/14 Total** | - | **4,828** | **2,425** | **7,253** | **1,082** | **8,334** |
| **Subtotal Farming** | | **4,828** | **1,965** | **6,793** | **(6,017)** | **787** |
| **Sugar, Ethanol & Energy** | **Open hedge positions [1] (thousand tons)** | **9M13 Gains/(Losses) (thousands $) Unrealized** | **Realized** | **Total 9M13** | **Gains/(Losses) Booked in 2012 (thousands $)** | **Harvest Year Gains/Losses (thousands $)** |
| **2013/14 Harvest Year** | | | | | | |
| Sugar | - | - | 8,099 | 8,099 | 6,837 | 15,018 |
| Ethanol | 2.0 | 16 | 9 | 25 | (40) | (15) |
| **2013/14 Total** | | **16** | **8,108** | **8,124** | **6,797** | **15,003** |
| **2014/15 Harvest Year** | | | | | | |
| Sugar | 83.0 | (1,211) | (375) | (1,585) | - | (404) |
| Ethanol | - | - | - | - | (40) | 152 |
| **2014/15 Total** | | **(1,211)** | **(375)** | **(1,585)** | - | **(404)** |
| **Subtotal Sugar, Ethanol and Energy** | - | **(1,195)** | **7,733** | **6,538** | **6,797** | **14,598** |
| **Total Hedge Position** | - | **3,633** | **9,698** | **13,331** | **780** | **15,386** |

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).
Sugar, coffee and cotton futures contracts are traded on the Intercontinental Exchange (ICE).
(1) Volumes hedged through options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

16

adecoagro
3Q13

## Corporate Expenses

| Corporate Expenses | | | | | | |
|---|---|---|---|---|---|---|
| ***$ thousands*** | **3Q13** | **3Q12** | **Chg %** | **9M13** | **9M12** | **Chg %** |
| Corporate Expenses | (6.150) | (6.459) | (4,8%) | (16.367) | (18.892) | (13,4%) |

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, we focus our analysis on the yearly or accumulated variations. Corporate expenses as of 9M13 were $16.4 million, 13.4% lower than in 6M12. This difference is primarily explained by a reduction in total variable compensation.

## Other Operating Income

| Other Operating Income | | | | | | |
|---|---|---|---|---|---|---|
| | **3Q13** | **3Q12** | **Chg %** | **9M13** | **9M12** | **Chg %** |
| Gain/(Loss) from commodity derivative financial instruments | 1,690 | (2,839) | - % | 13,331 | (1,577) | - % |
| Loss from forward contracts | (242) | (294) | (17.7%) | (276) | (2,025) | (86.4%) |
| Gain/(Loss) from disposal of subsidiary | - | 132 | (100.0%) | 779 | 8,095 | (90.4%) |
| Gain from disposal of farmland and other assets | - | - | - % | 5,082 | - | - % |
| Gain/(Loss) from disposal of other property items | (82) | 1,014 | - % | 413 | 629 | (34.4%) |
| Gain from disposal of financial assets | - | - | - % | 1,188 | - | - % |
| Other | 97 | (741) | - % | 1,000 | 511 | 95.7% |
| **Total** | **1,462** | **(2,728)** | **- %** | **21,516** | **5,633** | **282.0%** |

Other Operating Income in 3Q13 was $1.5 million, compared to a loss of $2.7 million in 3Q12. Results in 3Q13 were positively affected by a $1.7 million gain from our commodity hedge position.

On an accumulated basis, Other Operating Income for 9M13 totaled $21.5 million compared to $5.6 million in 9M12. The year-over-year increase is primarily related to gains from our commodity hedge position, and the gains from the disposal of the Lagoa do Oeste and Mimoso coffee farms in Brazil and the Santa Regina farm in Argentina.

17

adecoagro
3Q13

## Financial Results

| Financial Results | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
|---|---|---|---|---|---|---|
| Interest Income/(Expense), net | (11,309) | (4,763) | 137.4% | (31,316) | (10,398) | 201.2% |
| FX Gains/(Losses) | 512 | (5,905) | - % | (16,201) | (19,176) | (15.5%) |
| Gain/(Loss) From Derivative Financial Instruments | (5,780) | 3,449 | - % | (18,549) | (5,764) | 221.8% |
| Taxes | (933) | (760) | 22.8% | (2,911) | (3,230) | (9.9%) |
| Other Income/(Expenses) | (671) | (263) | 155.1% | (2,071) | (1,304) | 58.8% |
| **Total Financial Results** | **(18,181)** | **(8,242)** | **120.6%** | **(71,048)** | **(39,872)** | **78.2%** |

Our net financial results in 3Q13 totaled a loss of $18.2 million, compared to a loss of $8.2 million in 3Q12. The increase in financial losses is primarily explained by:

(i) an $11.3 million loss from interest expenses related to our financial debt. The $6.5 million or 137.4% increase in interest expense quarter-over-quarter is explained by (a) $1.3 million of lower interest income as a result of less cash invested in interest-bearing fixed term deposits; (b) a $3.9 million decrease in capitalized interests related to our growth projects; and (c) $1.3 million higher interest as a result of a 14.8% increase in our outstanding debt;

(ii) a $5.8 million loss resulting from the mark-to-market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales. The majority of our derivative contracts were closed during the third quarter at a loss generated by the steep depreciation of the Brazilian Real; and

(iii) a $6.4 million higher foreign exchange gain ($0.5 million gain in 3Q13 vs $5.9 million loss in 3Q12). These results are mostly non-cash and generated by the impact of foreign exchange fluctuations on our dollar denominated debt at our Brazilian and Argentine subsidiaries. As of July 1, 2013, Adecoagro implemented Cash Flow Hedge Accounting. During 3Q13, a $6.3 million loss was reclassified to Equity (Other Comprehensive Income).

### Cash Flow Hedge Accounting

Effective July 1, 2013, the Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts .

Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

18

3Q13

## Indebtedness

| Net Debt Breakdown | | | |
|---|---|---|---|
| ***$ thousands*** | **3Q13** | **2Q13** | **Chg %** |
| **Farming** | **141,978** | **164,272** | **(13.6%)** |
| Short term Debt | 66,090 | 87,452 | (24.4%) |
| Long term Debt | 75,889 | 76,820 | (1.2%) |
| **Sugar, Ethanol & Energy** | **539,004** | **441,498** | **22.1%** |
| Short term Debt | 95,956 | 113,118 | (15.2%) |
| Long term Debt | 443,048 | 328,380 | 34.9% |
| **Total Short term Debt** | 162,046 | 200,570 | **(19.2%)** |
| **Total Long term Debt** | 518,937 | 405,200 | **28.1%** |
| **Gross Debt** | **680,982** | **605,770** | **12.4%** |
| Cash & Equivalents | 260,529 | 204,020 | 27.7% |
| **Net Debt** | **420,453** | **401,750** | **4.7%** |

Adecoagro's gross indebtedness at the end of 3Q13 was $680.9 million, 12.4% higher than the previous quarter. Short and long term debt corresponding to the Farming business was reduced by a total of $22.3 million as loans matured following the end of the harvest year. Sugar, Ethanol & Energy consolidated debt increased by $97.5 million during 3Q13, and a portion was shifted from short term to long term, primarily to finance the construction of the second phase of the Ivinhema mill.

Overall, our debt maturity profile has improved: as of 3Q13, 76% of our total debt is in the long term, compared to 66% as of 2Q13.

Cash and equivalents as of September 30, 2013 was $260.5 million, 23.8% higher than that of June 30, 2013.

As a result of the increase in outstanding debt and cash, net debt during 3Q13 grew 9.9% from $382.7 million in 2Q13 to $420.5 million in 3Q13.


Debt Currency Breakdown
Argentine Peso 7%
US Dollar 36%
Brazilian Reals 57%


Short and Long term Debt
Short Term 24%
Long Term 76%

19

adecoagro
3Q13

## Capital Expenditures & Investments

| Capital Expenditures & Investments | | | | | | |
|---|---|---|---|---|---|---|
| *$ thousands* | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
| **Farming & Land Transformation** | **2,863** | **7,456** | **(61.6%)** | **7,233** | **23,811** | **(69.6%)** |
| Land Acquisitions | - | - | - % | - | - | - % |
| Land Transformation | 752 | 2,173 | (65.4%) | 1,717 | 6,806 | (74.8%) |
| Rice Mills | 338 | 1,663 | (79.7%) | 902 | 6,179 | (85.4%) |
| Dairy Free Stall Facility | 1,514 | 3,165 | (52.2%) | 3,647 | 8,344 | (56.3%) |
| Other | 259 | 455 | (43.0%) | 967 | 2,482 | (61.0%) |
| **Sugar, Ethanol & Energy** | **36,113** | **69,057** | **(47.7%)** | **168,423** | **223,606** | **(24.7%)** |
| Sugar & Ethanol Mills | 15,163 | 50,360 | (69.9%) | 99,480 | 163,646 | (39.2%) |
| Sugarcane Planting | 20,950 | 18,697 | 12.0% | 68,944 | 59,960 | 15.0% |
| **Total** | **38,976** | **76,513** | **(49.1%)** | **175,656** | **247,417** | **(29.0%)** |

Adecoagro's capital expenditures during 3Q13 totaled $39.0 million, $37.5 million lower than 3Q12. The majority of our capital expenditures were destined to the expansion and renewal of our sugarcane plantation in Mato Grosso do Sul to supply cane to the Ivinhema mill. We expect to continue deploying capital in the Ivinhema mill and plantations throughout the remainder of 2013 and 2014 in order to complete the construction of the second phase of the greenfield project which will involve the expansion of the Ivinhema mill to a nominal crushing capacity of 4.0 million by the end of 2014.

Regarding Farming and Land Transformation, capital expenditures during 3Q13 reached $2.9 million. Capital expenditures were mostly related to (i) the acquisition of milking cows to populate the second free stall dairy, and (ii) land transformation activities. No farm acquisitions were completed during the period.

## Inventories

| End of Period Inventories | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Volume | | | Value ($ '000) | | |
| Product | Metric | 3Q13 | 3Q12 | % Chg | 3Q13 | 3Q12 | % Chg |
| Soybean | *tons* | 14,990 | 34,187 | (56.2%) | 4,700 | 12,165 | (61.4%) |
| Corn [1] | *tons* | 19,918 | 44,541 | (55.3%) | 2,791 | 6,512 | (57.1%) |
| Wheat [2] | *tons* | 2,034 | 3,795 | (46.4%) | 487 | 504 | (3.5%) |
| Sunflower | *tons* | 95 | 47 | 101.7% | 39 | 20 | 96.3% |
| Cotton lint | *tons* | 1,356 | 5,913 | (77.1%) | 2,389 | 7,582 | (68.5%) |
| Rough Rice | *tons* | 81,098 | 90,378 | (10.3%) | 18,825 | 21,305 | (11.6%) |
| Sugar | *tons* | 71,063 | 68,272 | 4.1% | 13,999 | 14,591 | (4.1%) |
| Ethanol | *m3* | 100,990 | 58,500 | 72.6% | 51,208 | 29,489 | 73.6% |

(1) Includes sorghum.
(2) Includes barley.

Variations in inventory levels between 3Q13 and 3Q12 are attributable to: (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained; (ii) different percentage of area harvested during the period; and (iii) changes in commercial strategy or selling pace for each product.

20

3Q13

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3Q13

Appendix

Market Outlook

Soft Commodity Prices

(28-06-2013=100)

120

110

100

90

80

70

60

01/04/2013

08/04/2013

15/04/2013

22/04/2013

29/04/2013

06/05/2013

13/05/2013

20/05/2013

27/05/2013

03/06/2013

10/06/2013

17/06/2013

24/06/2013

Sugar Corn Soybean Wheat Cotton

Source: Thomson Reuthers

Corn:

The closing price of the corn nearby futures contract, traded on the Chicago Board of Trade (CBOT) at an average of US$ 5.14/bushel in 3Q13, 34% lower than 3Q12, when the closing price averaged US$ 7.83/bushel.

USDA’s quarterly stocks report published on September 30, 2013 positively surprised the market with an estimated 824 million bushels available. The market has been positioning for a bearish outcome, with non-commercial participants at a record net short position of -195,495 lots and commercial participants reducing their net short position to -57,066 lots, the second lowest level on record, as of September 24, 2013. A later than normal harvest (12% harvested by the end of September compared to a five-year average for September at 23%) increases the possibility that most of the available stocks are a result of under estimation of old crop production rather than new crop finding its way into the survey.

US corn harvested and crop maturity was and remains well underway and the general consensus being reported by farmers continues to be “better than expected”. Combined with a sustained improvement in good-to-excellent rating, the positive harvest reports bolster expectations that 2013

3Q13

will indeed be a strong stock building year. US yield average expectations stood at 158 to 159 bushels per acre, suggesting production of 13.9 to 14.1 million bushels (versus USDA estimates of 155.3 bushels per acre and production of 13.8 million bushels).

Soybean:

The closing price of the soybean nearby futures contract, traded on the Chicago Board of Trade (CBOT) at an average of US$/bushels 14.07 in 3Q13, 16% lower than 3Q12, when the closing price averaged U$ 16.77/bushel.

USDA’s quarterly stocks report also surprised the market with estimated stocks for old crop at 141 million bushels, 12% higher than market expectations, causing November prices to drop 2.5%. Further price pressure can be expected in the coming months, limited by the magnitude of demand and the persisting uncertainties regarding South American crop prospects.

US soybean crop conditions and yield expectations have increased. Market estimations stood at 41.7 to 42.3 bushels per acre. As of September 29, 2013, 53% of the crop was in good to excellent conditions, compared to 35% last year. In September the USDA lowered US yield estimates by 1.4 bushels/acre (to 41.2 bushel/acre); and total production at 3.149 million bushels (versus 3.255 million bushels).

South American planting decisions will be the major driver in US planting decisions for the 2013/14 season. U.S. farmers are expected to switch from corn-to-soy due to strong soy-to-corn spread. Soybean acreage is expected to increase by 5% in Brazil and 1.5% in Argentina in 2013/14, suggesting a production of 85 MMT and 53.5 MMT respectively (as estimated by the USDA).

Global demand will shift to South America and any unfavorable weather conditions, which have been estimated to be very volatile between January and March in Brazil or Argentina, are expected to have a significant impact on future prices.

Wheat:

The closing price of the wheat nearby futures contract, traded on the Chicago Board of Trade (CBOT) at an average of U$ 6.50/bushel in 3Q13, 25% lower than 3Q12, when the closing price averaged US

8.71/bushel.

USDA’s quarterly stocks and production report surprised the market in two different ways: (i) Hard Red Wheat surprised the market on the downside with an estimated production of 744 million bushels (-6% month-over-month) and (ii) Soft Red Wheat surprised on the upside with an estimated production of 565 million bushels (+4% month-over-month), providing support to the Kansas-Chicago Spread. Prices were dragged slightly lower as the grain complex absorbed a higher than expected corn stock level, providing support to the corn to wheat price ratio. Wheat demand is expected to shift to corn.

Brazil and Argentina have experienced unfavorable weather due to drought, frost and excess of rains at the end of 2013, reducing crop estimates and supporting regional premiums. The USDA estimated Argentine production to be at 12.5 MMT, in contrast with Buenos Aires Gran Exchange estimation of

10.3 MMT.

Estimates of global production have increased over the past month, with the EU projected to top every year since 2008/09 with a near seven year-on-year increase totalling more than 9 MMT. Increased production in the Black Sea region is also expected to elevate available exports by 45% year-over-year at 10 MMT. On

3Q13

the other hand, due weather conditions is expecting a reduction of 20-30% of the planned Ukraine winter grains on planted area.

Cotton:

The closing price of the cotton nearby futures contract, traded on the Chicago Board of Trade (CBOT) at an average of US$/bushels 0.86 in 3Q13, 18% higher than 3Q12, when the closing price averaged US$/bushels 0.73.

US cotton harvesting is progressing but remains behind schedule. A greater concern is that parts of the High Plains have seen temperatures reaching 30°F. Nevertheless, production estimates remain at 14 million bales.

The International Cotton Advisory Committee (ICAC) estimates global figures for 2013/14 cycle stating that mill utilization will reach 23.51 million tons, with no changes year-over-year. Production will be slightly lowered to 25.54 million. There were several back year modifications that raised beginning stocks by almost 1 million tons. World stock-to-use ratios increased to 86.8%, from last month at 81.0%, China at 143% and world-ex-China rebounds to 58%, from 47%.

The Mato Grosso state in Brazil is estimated to increase first crop area by almost 100% year-over-year to 250 thousand hectares. Second crop is estimated at 331 thousand hectares. According to CONAB, total Brazilian production is estimated at 1.7 MMT, 30% higher year-over-year due better economics versus corn.

Rice:

The FOB average price for high-quality milled rice in the South American market was $600 per ton during 3Q13, compared to an average of $550 in 3Q12 and $600 in 2Q13.

Thai price was U$ 405/ton FOB 5% broken. Thailand’s excess rice supply and the devaluation of the Thai Baht pushed Thai rice quotes down by U$ 150/ton since the beginning of the year. Thailand’s Minister of Commerce indicated that the government’s rice mortgage program will remain in effect. Thailand is expected to export 6.15 MMT in 2013, a 27% decrease from its target of 8.5 MMT.

The Indian government estimates that India’s rice production (India’s main Kharif crop) for the 2013/14 crop year, from July to June, is expected to reach about 92.32 MMT, about 1.5% higher than the targeted 91 MMT and slightly lower than last year’s production estimates of about 92.76 MMT. India is targeting total rice production to be 105 MMT (about 91 MMT from Kharif crop and 14 MMT from Rabi crop) for year

2013/14, up about 1% from last year’s production estimates of about 104.4 MMT. Meanwhile, the USDA expects India’s total rice production to reach a record high of 108 MMT in 2013/14. The local buffer stocks are about 25 MMT, but are expected to increase between 40 and 45 MMT during the harvesting period. In Vietnam, the price of rice was U$ 400/ton FOB 5% broken. China has been quite a viable market for Vietnam where almost 1.5 MMT are being exported. According to the Vietnam Food Association (VFA), Vietnam’s rice exports for the January-October, 2013 season was estimated to be 5.73 MMT, a 12% decrease from around 6.5 MMT from the 2012 season. The VFA is targeting 2013 annual rice exports to reach 7.2 MMT. In 2012, Vietnam was the world’s second largest rice exporter with about 7.7 million tons of full year exports.

In Pakistan, the rice harvest is fully underway and prices have dropped to U$ 375/ton FOB 5 % in concert with its arrival. Exports have slightly increased as demand in East Africa markets rises. Pakistan’s total rice

3Q13

exports in FY 2012/14 (July – June) stood at around 3.1 MMT, a 14% decrease from around 3.62 MMT of rice exports in FY 2011-12.

U.S. price was U$ 605/ton bagged FOB 4% broken. US mills are satisfied with the domestic market and their exports to Haiti and Colombia. The U.S. 2012/13 rice harvest is almost completed and reports say that rice quality and yield will be at its best for the first time in 5 years.

Uruguayan and Argentine price was U$ 600/ton bagged FOB 5% broken. Argentina, Uruguay and Paraguay are mostly sold out for the season. The planting season is nearing completion, producing a crop similar to that of last year. The price of rice in America continues to be the most expensive worldwide.

Sugar and Ethanol:

During the third quarter of 2013, the Center-South region in Brazil took advantage of similar dry weather to that of 2012, allowing for 48.5 million tons to be crushed during the second half of August. However, very cold days caused frost, mainly in Paraná, Mato Grosso do Sul States and Western São Paulo, negatively affecting TRS content. According to UNICA, as of September 30, 2013, TRS stood at 133.08 kg/ton, 0.5% below the 2012/2013 harvest. Total cane crushed in the region totaled 440.4 million tons and sugar production 25.2 million tons, an increase of 15.5% and 5%, respectively.

In August and the beginning of September mills began pushing the mix towards sugar production, which reached 49.1%. The Brazilian Real was very volatile and although it closed the quarter almost unchanged at 2.23 BRL/USD, it peaked at 2.445 on August 22, 2013 favoring export products.

Sugar prices were up in the quarter due to a change in the position of the funds, which had been net short for several months and ended September net long. The #11 October contract at ICE (the benchmark contract in the period) rose by 3.3%. Regarding ethanol prices, both anhydrous and hydrous closed the quarter unchanged. ESALQ index dropped to 1,220 BRL/m³ (with taxes) during the weeks of a good crushing, but rebounded supported by rumors about a gasoline price increase. Anhydrous spread over hydrous prices ranged between 11% and 18% and continued to stimulate the production of anhydrous ethanol, which was almost 35% higher than in 2012/13. The jump in anhydrous output was explained by the increase of the blending with gasoline to 25% and a favorable economic parity for its production. Hydrous demand followed and grew by about 21% in the period due to more competitive prices over gasoline, mainly in São Paulo, Paraná, Goiás and Mato Grosso States.

In the rest of the world, the beet campaign was delayed in France and Germany, where beets are showing lower yields and sucrose content that last year. Although in Russia yields are better than in 2012/13, the drop in area planted will cut the sugar production expected for this year by around 1 million tons. In India, ISMA has increased its forecast for 2013/14 Indian sugar production from 23.7 to 25 million tons, because of good Monsoons. The same upward revision was made by the Thai government, which is expecting the country’s sugar production to achieve 11 MM tons in 2013/14.

Revisions happened in Brazil as well and UNICA published its new forecast on Oct 1st, downgrading the TRS content in cane to 134 kg/ton against 136.7 kg/ton expected at the beginning of the crop. Another important change was made on the mix towards sugar, cutting the forecasted sugar production by 1.3 million tons. Ethanol estimates were almost unchanged; however, final output will depend on weather conditions during the next three months.

3Q13

Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro

3Q13

**Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q13**

| *$ thousands* | Crops | Rice | Dairy | Coffee | Cattle | **Farming** | **Sugar, Ethanol & Energy** | **Land Transformation** | **Corporate** | **Total** |
|---|---|---|---|---|---|---|---|---|---|---|
| Sales of Manufactured Products and Services Rendered | 30 | 24,029 | - | - | 851 | 24,910 | 76,265 | - | - | 101,175 |
| Cost of Manufactured Products Sold and Services Rendered | - | (18,687) | - | - | (21) | (18,708) | (44,238) | - | - | (62,946) |
| **Gross Profit from Manufacturing Activities** | 30 | 5,342 | - | - | 830 | **6,202** | **32,027** | - | - | **38,229** |
| Sales of Agricultural Produce (AP) and Biological Assets (BA) | 66,057 | 827 | 8,231 | - | 199 | 75,314 | - | - | - | 75,314 |
| Cost of Agricultural Produce (AP) and Biological Assets (BA) | (66,057) | (827) | (8,231) | - | (199) | (75,314) | - | - | - | (75,314) |
| Initial Recognition and Changes in Fair Value of BA and AP | 796 | 512 | 2,394 | (560) | (131) | 3,011 | (7,930) | - | - | (4,919) |
| Gain From Changes in NRV of Agricultural Produce After Harvest | 5,327 | - | - | - | - | 5,327 | - | - | - | 5,327 |
| **Gross Profit From Agricultural Activities** | 6,123 | 512 | 2,394 | (560) | (131) | **8,338** | **(7,930)** | - | - | **408** |
| **Margin Before Operating Expenses** | 6,153 | 5,854 | 2,394 | (560) | 699 | **14,540** | **24,097** | - | - | **38,637** |
| General and Administrative Expenses | (1,031) | (1,071) | (240) | (310) | - | (2,652) | (4,190) | - | (6,148) | (12,990) |
| Selling Expenses | (2,498) | (3,683) | (130) | (17) | (31) | (6,359) | (11,081) | - | (2) | (17,442) |
| Other Operating Income, net | 2,714 | 116 | (19) | 5 | 11 | 2,827 | (1,365) | - | - | 1,462 |
| Share of Gain/(Loss) of Joint Ventures | (5) | - | - | - | - | (5) | - | - | - | (5) |
| **Profit From Operations Before Financing and Taxation** | 5,333 | 1,216 | 2,005 | (882) | 679 | **8,351** | **7,461** | - | **(6,150)** | **9,662** |
| Profit From Discontinued Operations | - | - | - | - | - | - | - | - | - | - |
| (-) Initial Recognition and Changes in FV of Long Term BA | - | - | 136 | 142 | - | 278 | 11,882 | - | - | 12,160 |
| **Adjusted EBIT** | 5,333 | 1,216 | 2,141 | (740) | 679 | **8,629** | **19,343** | - | **(6,150)** | **21,822** |
| (-) Depreciation and Amortization | 500 | 1,141 | 241 | 143 | 21 | 2,046 | 19,890 | - | - | 21,936 |
| **Adjusted EBITDA** | 5,833 | 2,357 | 2,382 | (597) | 700 | **10,675** | **39,233** | - | **(6,150)** | **43,758** |
| **Reconciliation to Profit/(Loss)** | | | | | | | | | | |
| Adjusted EBITDA | | | | | | | | | | **43,758** |
| (+) Initial Recognition and Changes in FV of Long Term BA | | | | | | | | | | (12,160) |
| (+) Depreciation and Amortization | | | | | | | | | | (21,936) |
| (+) Financial Results, net | | | | | | | | | | (18,181) |
| (+) Income Tax (Charge)/Benefit | | | | | | | | | | 2,421 |
| **Profit/(Loss) for the Period** | | | | | | | | | | **(6,098)** |

**Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q12**

| *$ thousands* | Crops | Rice | Dairy | Coffee | Cattle | **Farming** | **Sugar, Ethanol & Energy** | **Land Transformation** | **Corporate** | **Total** |
|---|---|---|---|---|---|---|---|---|---|---|
| Sales of Manufactured Products and Services Rendered | 75 | 27,746 | - | - | 1,049 | 28,870 | 79,004 | - | - | 107,874 |
| Cost of Manufactured Products Sold and Services Rendered | - | (22,101) | - | - | (51) | (22,152) | (47,070) | - | - | (69,222) |
| **Gross Profit from Manufacturing Activities** | 75 | 5,645 | - | - | 998 | **6,718** | **31,934** | - | - | **38,652** |
| Sales of Agricultural Produce (AP) and Biological Assets (BA) | 49,089 | 1,103 | 4,933 | 3,816 | 140 | 59,081 | - | - | - | 59,081 |
| Cost of Agricultural Produce (AP) and Biological Assets (BA) | (49,089) | (1,103) | (4,933) | (3,816) | (140) | (59,081) | - | - | - | (59,081) |
| Initial Recognition and Changes in Fair Value of BA and AP | 4,967 | 95 | 76 | (2,436) | (128) | 2,574 | (2,395) | - | - | 179 |
| Gain From Changes in NRV of Agricultural Produce After Harvest | 4,239 | - | - | 298 | - | 4,537 | - | - | - | 4,537 |
| **Gross Profit From Agricultural Activities** | 9,206 | 95 | 76 | (2,138) | (128) | **7,111** | **(2,395)** | - | - | **4,716** |
| **Margin Before Operating Expenses** | 9,281 | 5,740 | 76 | (2,138) | 870 | **13,829** | **29,539** | - | - | **43,368** |
| General and Administrative Expenses | (1,064) | (949) | (240) | (330) | (7) | (2,590) | (5,919) | - | (6,472) | (14,981) |
| Selling Expenses | (1,400) | (5,049) | (63) | (97) | (19) | (6,628) | (9,976) | - | (27) | (16,631) |
| Other Operating Income, net | (5,744) | 170 | 23 | 30 | - | (5,521) | 2,621 | 132 | 40 | (2,728) |
| Share of Gain/(Loss) of Joint Ventures | - | - | - | - | - | - | - | - | - | - |
| **Profit From Operations Before Financing and Taxation** | 1,073 | (88) | (204) | (2,535) | 844 | **(910)** | **16,265** | **132** | **(6,459)** | **9,028** |
| Profit From Discontinued Operations | - | - | (819) | - | - | (819) | - | - | - | (819) |
| (-) Initial Recognition and Changes in FV of Long Term BA | - | - | 272 | 209 | - | 481 | 13,500 | - | - | 13,981 |
| **Adjusted EBIT** | 1,073 | (88) | (751) | (2,326) | 844 | **(1,248)** | **29,765** | **132** | **(6,459)** | **22,190** |
| (-) Depreciation and Amortization | 482 | 906 | 238 | 142 | 46 | 1,814 | 16,678 | - | - | 18,492 |
| **Adjusted EBITDA** | 1,555 | 818 | (513) | (2,184) | 890 | **566** | **46,443** | **132** | **(6,459)** | **40,682** |
| **Reconciliation to Profit/(Loss)** | | | | | | | | | | |
| Adjusted EBITDA | | | | | | | | | | **40,682** |
| (+) Initial Recognition and Changes in FV of Long Term BA | | | | | | | | | | (13,981) |
| (+) Depreciation and Amortization | | | | | | | | | | (18,492) |
| (+) Financial Results, net | | | | | | | | | | (8,242) |
| (+) Income Tax (Charge)/Benefit | | | | | | | | | | (2,752) |
| **Profit/(Loss) for the Period** | | | | | | | | | | **(2,785)** |

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| Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M13 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *$ thousands* | Crops | Rice | Dairy | Coffee | Cattle | **Farming** | **Sugar, Ethanol & Energy** | **Land Transformation** | **Corporate** | **Total** |
| Sales of Manufactured Products and Services Rendered | 372 | 76,196 | - | - | 2,715 | 79,283 | 201,313 | - | - | 280,596 |
| Cost of Manufactured Products Sold and Services Rendered | - | (63,904) | - | - | (69) | (63,973) | (118,279) | - | - | (182,252) |
| **Gross Profit from Manufacturing Activities** | 372 | 12,292 | - | - | 2,646 | **15,310** | **83,034** | - | - | **98,344** |
| Sales of Agricultural Produce (AP) and Biological Assets (BA) | 168,652 | 2,070 | 22,475 | 439 | 616 | 194,252 | - | - | - | 194,252 |
| Cost of Agricultural Produce (AP) and Biological Assets (BA) | (168,652) | (2,070) | (22,475) | (439) | (616) | (194,252) | - | - | - | (194,252) |
| Initial Recognition and Changes in Fair Value of BA and AP | 18,550 | 5,985 | 5,124 | (7,543) | (85) | 22,031 | (42,838) | - | - | (20,807) |
| Gain From Changes in NRV of Agricultural Produce After Harvest | 9,744 | - | - | 121 | - | 9,865 | - | - | - | 9,865 |
| **Gross Profit From Agricultural Activities** | 28,294 | 5,985 | 5,124 | (7,422) | (85) | **31,896** | **(42,838)** | - | - | **(10,942)** |
| **Margin Before Operating Expenses** | 28,666 | 18,277 | 5,124 | (7,422) | 2,561 | **47,206** | **40,196** | - | - | **87,402** |
| General and Administrative Expenses | (3,137) | (3,461) | (776) | (866) | - | (8,240) | (14,548) | - | (16,262) | (39,050) |
| Selling Expenses | (5,144) | (11,929) | (336) | (419) | (69) | (17,897) | (27,693) | - | (161) | (45,751) |
| Other Operating Income, net | 6,742 | 390 | 20 | (298) | 1 | 6,855 | 7,686 | 6,919 | 56 | 21,516 |
| Share of Gain/(Loss) of Joint Ventures | (41) | - | - | - | - | (41) | - | - | - | (41) |
| **Profit From Operations Before Financing and Taxation** | 27,086 | 3,277 | 4,032 | (9,005) | 2,493 | **27,883** | **5,641** | **6,919** | **(16,367)** | **24,076** |
| Profit From Discontinued Operations | - | - | 1,767 | - | - | 1,767 | - | - | - | 1,767 |
| (-) Initial Recognition and Changes in FV of Long Term BA | - | - | 234 | 7,419 | - | 7,653 | 29,709 | - | - | 37,362 |
| **Adjusted EBIT** | 27,086 | 3,277 | 6,033 | (1,586) | 2,493 | **37,303** | **35,350** | **6,919** | **(16,367)** | **63,205** |
| (-) Depreciation and Amortization | 1,618 | 3,675 | 776 | 286 | 69 | 6,424 | 44,591 | - | - | 51,015 |
| **Adjusted EBITDA** | 28,704 | 6,952 | 6,809 | (1,300) | 2,562 | **43,727** | **79,941** | **6,919** | **(16,367)** | **114,220** |
| **Reconciliation to Profit/(Loss)** | | | | | | | | | | |
| Adjusted EBITDA | | | | | | | | | | **114,220** |
| (+) Initial Recognition and Changes in FV of Long Term BA | | | | | | | | | | (37,362) |
| (+) Depreciation and Amortization | | | | | | | | | | (51,015) |
| (+) Financial Results, net | | | | | | | | | | (71,048) |
| (+) Income Tax (Charge)/Benefit | | | | | | | | | | 14,760 |
| **Profit/(Loss) for the Period** | | | | | | | | | | **(30,445)** |

| Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M12 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *$ thousands* | Crops | Rice | Dairy | Coffee | Cattle | **Farming** | **Sugar, Ethanol & Energy** | **Land Transformation** | **Corporate** | **Total** |
| Sales of Manufactured Products and Services Rendered | 492 | 68,191 | - | - | 3,455 | 72,138 | 179,197 | - | - | 251,335 |
| Cost of Manufactured Products Sold and Services Rendered | - | (57,755) | - | - | (185) | (57,940) | (127,127) | - | - | (185,067) |
| **Gross Profit from Manufacturing Activities** | 492 | 10,436 | - | - | 3,270 | **14,198** | **52,070** | - | - | **66,268** |
| Sales of Agricultural Produce (AP) and Biological Assets (BA) | 156,385 | 1,179 | 14,252 | 4,643 | 417 | 176,876 | 189 | - | - | 177,065 |
| Cost of Agricultural Produce (AP) and Biological Assets (BA) | (156,385) | (1,179) | (14,252) | (4,643) | (417) | (176,876) | (189) | - | - | (177,065) |
| Initial Recognition and Changes in Fair Value of BA and AP | 26,971 | 1,534 | (2) | (3,123) | (217) | 25,163 | (6,667) | - | - | 18,496 |
| Gain From Changes in NRV of Agricultural Produce After Harvest | 13,927 | - | - | 503 | - | 14,430 | - | - | - | 14,430 |
| **Gross Profit From Agricultural Activities** | 40,898 | 1,534 | (2) | (2,620) | (217) | **39,593** | **(6,667)** | - | - | **32,926** |
| **Margin Before Operating Expenses** | 41,390 | 11,970 | (2) | (2,620) | 3,053 | **53,791** | **45,403** | - | - | **99,194** |
| General and Administrative Expenses | (3,194) | (3,062) | (674) | (814) | (31) | (7,775) | (16,752) | - | (18,625) | (43,152) |
| Selling Expenses | (4,380) | (12,815) | (182) | (236) | (38) | (17,651) | (22,714) | - | (63) | (40,428) |
| Other Operating Income, net | (10,410) | 637 | 23 | 2,209 | (11) | (7,552) | 5,294 | 8,095 | (204) | 5,633 |
| Share of Gain/(Loss) of Joint Ventures | - | - | - | - | - | - | - | - | - | - |
| **Profit From Operations Before Financing and Taxation** | 23,406 | (3,270) | (835) | (1,461) | 2,973 | **20,813** | **11,231** | **8,095** | **(18,892)** | **21,247** |
| Profit From Discontinued Operations | - | - | (1,903) | - | - | (1,903) | - | - | - | (1,903) |
| (-) Initial Recognition and Changes in FV of Long Term BA | - | - | 1,075 | 2,306 | - | 3,381 | 9,627 | - | - | 13,008 |
| **Adjusted EBIT** | 23,406 | (3,270) | (1,663) | 845 | 2,973 | **22,291** | **20,858** | **8,095** | **(18,892)** | **32,352** |
| (-) Depreciation and Amortization | 1,366 | 2,901 | 666 | 448 | 152 | 5,533 | 34,363 | - | - | 39,896 |
| **Adjusted EBITDA** | 24,772 | (369) | (997) | 1,293 | 3,125 | **27,824** | **55,221** | **8,095** | **(18,892)** | **72,248** |
| **Reconciliation to Profit/(Loss)** | | | | | | | | | | |
| Adjusted EBITDA | | | | | | | | | | **72,248** |
| (+) Initial Recognition and Changes in FV of Long Term BA | | | | | | | | | | (13,008) |
| (+) Depreciation and Amortization | | | | | | | | | | (39,896) |
| (+) Financial Results, net | | | | | | | | | | (39,872) |
| (+) Income Tax (Charge)/Benefit | | | | | | | | | | 4,123 |
| **Profit/(Loss) for the Period** | | | | | | | | | | **(16,405)** |

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# Condensed Consolidated Interim Financial Statements

## Condensed Consolidated Interim Statement of Income

| Statement of Income | | | | | | |
|---|---|---|---|---|---|---|
| *$ thousands* | 3Q13 | 3Q12 | Chg % | 9M13 | 9M12 | Chg % |
| Sales of manufactured products and services rendered | 101,175 | 107,874 | (6.2%) | 280,596 | 251,335 | 11.6% |
| Cost of manufactured products sold and services rendered | (62,946) | (69,222) | (9.1%) | (182,252) | (185,067) | (1.5%) |
| **Gross Profit from Manufacturing Activities** | **38,229** | **38,652** | **(1.1%)** | **98,344** | **66,268** | **48.4%** |
| Sales of agricultural produce and biological assets | 75,314 | 59,081 | 27.5% | 194,252 | 177,065 | 9.7% |
| Cost of agricultural produce sold and agricultural selling expenses | (75,314) | (59,081) | 27.5% | (194,252) | (177,065) | 9.7% |
| Initial recognition and changes in fair value of biological assets and agricultural produce | (4,919) | 179 | - % | (20,807) | 18,496 | - % |
| Changes in net realizable value of agricultural produce after harvest | 5,327 | 4,537 | 17.4% | 9,865 | 14,430 | (31.6%) |
| **Gross Profit/(Loss) from Agricultural Activities** | **408** | **4,716** | **(91.3%)** | **(10,942)** | **32,926** | **- %** |
| **Margin on Manufacturing and Agricultural Activities Before Operating Expenses** | **38,637** | **43,368** | **(10.9%)** | **87,402** | **99,194** | **(11.9%)** |
| General and administrative expenses | (12,990) | (14,981) | (13.3%) | (39,050) | (43,152) | (9.5%) |
| Selling expenses | (17,442) | (16,631) | 4.9% | (45,751) | (40,428) | 13.2% |
| Other operating income/(loss), net | 1,462 | (2,728) | - % | 21,516 | 5,633 | 282.0% |
| Share of gain/(loss) of joint ventures | (5) | - | - % | (41) | - | - % |
| **Gain/(Loss) from Operations Before Financing and Taxation** | **9,662** | **9,028** | **7.0%** | **24,076** | **21,247** | **13.3%** |
| Finance income | 1,617 | 2,266 | (28.6%) | 5,325 | 9,236 | (42.3%) |
| Finance costs | (19,798) | (10,508) | 88.4% | (76,373) | (49,108) | 55.5% |
| Financial results, net | (18,181) | (8,242) | 120.6% | (71,048) | (39,872) | 78.2% |
| **Gain/(Loss) Before Income Tax** | **(8,519)** | **786** | **- %** | **(46,972)** | **(18,625)** | **152.2%** |
| Income tax (charge)/benefit | 2,421 | (2,752) | - % | 14,760 | 4,123 | 258.0% |
| **Gain/(Loss) for the period from continuing operations** | **(6,098)** | **(1,966)** | **210.2%** | **(32,212)** | **(14,502)** | **122.1%** |
| Gain/(Loss) for the period from discontinued operations | - | (819) | - % | 1,767 | (1,903) | - % |
| **Gain/(Loss) for the period** | **(6,098)** | **(2,785)** | **119.0%** | **(30,445)** | **(16,405)** | **85.6%** |

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## Condensed Consolidated Interim Statement of Cash Flow

| Statement of Cash Flows | | | |
|---|---|---|---|
| *$ thousands* | 9M13 | 9M12 | Chg % |
| **Cash flows from operating activities:** | | | |
| **Gain/(Loss) for the period** | (30,445) | (16,405) | 85.6% |
| *Adjustments for:* | | | |
| Income tax benefit | (14,760) | (4,123) | 258.0% |
| Depreciation | 50,741 | 39,639 | 28.0% |
| Amortization | 274 | 257 | 6.6% |
| Gain from disposal of farmland and other assets | (5,082) | - | - % |
| Gain from disposal of other property items | (413) | (629) | (34.3%) |
| Gain from disposal of subsidiary | (1,967) | (8,095) | (75.7%) |
| Equity settled shared-based compensation granted | 2,837 | 3,006 | (5.6%) |
| (Gain)/Loss from derivative financial instruments and forwards | 5,494 | 9,366 | (41.3%) |
| Interest and other expense, net | 33,387 | 11,702 | 185.3% |
| Initial recognition and changes in fair value of non harvested biological assets (unrealized) | 36,704 | 6,896 | 432.3% |
| Changes in net realizable value of agricultural produce after harvest (unrealized) | 70 | (4,564) | - % |
| Provision and allowances | 848 | 1,677 | (49.4%) |
| Share of loss from joint venture | 41 | - | - % |
| Foreign exchange gains, net | 16,201 | 19,176 | (15.5%) |
| Gain/(Loss) from discontinued operations | (1,767) | 1,903 | - % |
| **Subtotal** | **92,163** | **59,806** | **54.1%** |
| **Changes in operating assets and liabilities:** | | | |
| (Increase)/decrease in trade and other receivables | (20,236) | (34,050) | (40.6%) |
| (Increase)/decrease in inventories | (51,201) | (38,702) | 32.3% |
| Decrease in biological assets | 38,802 | 30,309 | 28.0% |
| (Increase)/Decrease in other assets | 632 | 67 | 843.3% |
| (Decrease)/increase in derivative financial instruments | (428) | 1,372 | - % |
| Increase/(decrease) in trade and other payables | (5,711) | 8,157 | - % |
| Increase in payroll and social security liabilities | 6,660 | 7,407 | (10.1%) |
| Decrease in provisions for other liabilities | (374) | (1,559) | (76.0%) |
| **Net cash generated from/ (used in) operting activities before interest and taxes paid** | **60,307** | **32,807** | **83.8%** |
| Income tax paid | (306) | (5,317) | (94.2%) |
| **Net cash generated from/(used in) operating activities** | **60,001** | **27,490** | **118.3%** |
| **Cash flows from investing activities:** | | | |
| Purchases of property, plant and equipment | (95,210) | (174,128) | (45.3%) |
| Purchases of intangible assets | (1,326) | (192) | 590.6% |
| Purchase of cattle and non current biological assets planting cost | (69,889) | (61,625) | 13.4% |
| Interest received | 4,740 | 8,945 | (47.0%) |
| Payment of seller financing arising on subsidiaries acquired | (1,555) | (33,485) | (95.4%) |
| Investments in joint ventures | (4,164) | (3,000) | 38.8% |
| Proceeds from sale of farmland and other assets | 7,048 | 9,485 | (25.7%) |
| Proceeds from sale of property, plant and equipment | 2,470 | 718 | 244.0% |
| Proceeds from disposal of subsidiaries | 10,998 | 5,006 | 119.7% |
| Proceeds from sales of financial assets | 13,066 | - | - % |
| Discontinued operations | 5,100 | - | - % |
| **Net cash used in investing activities** | **(128,722)** | **(248,276)** | **(48.2%)** |
| **Cash flows from financing activities:** | | | |
| Proceeds from equity settled share-based compensation exercised | - | 218 | - % |
| Proceeds from long-term borrowings | 255,894 | 159,854 | 60.1% |
| Payment of long-term borrowings | (53,326) | (17,356) | 207.2% |
| Net increase in short-term borrowings | (52,225) | (19,145) | 172.8% |
| Interest Paid | (23,384) | (2,504) | 833.9% |
| Purchase of own shares | (418) | - | |
| **Net cash generated from financing activities** | **126,541** | **121,067** | **4.5%** |
| **Net decrease in cash and cash equivalents** | **57,820** | **(99,719)** | **- %** |
| Cash and cash equivalents at beginning of period | 218,809 | 330,546 | (33.8%) |
| Effect of exchange rate changes on cash and cash equivalents | (16,100) | (7,459) | 115.8% |
| **Cash and cash equivalents at end of period** | **260,529** | **223,368** | **16.6%** |

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## Condensed Consolidated Interim Balance sheet

| Statement of Financial Position | | | |
|---|---|---|---|
| *$ thousands* | September 30, 2013 | December 31, 2012 | Chg % |
| **ASSETS** | | | |
| **Non-Current Assets** | | | |
| Property, plant and equipment | 830,006 | 880,897 | (5.8%) |
| Investment property | 13,194 | 15,542 | (15.1%) |
| Intangible assets | 29,902 | 32,880 | (9.1%) |
| Biological assets | 229,236 | 224,966 | 1.9% |
| Investments in joint ventures | 3,771 | 2,613 | 44.3% |
| Financial assets | - | 11,878 | - % |
| Deferred income tax assets | 44,993 | 35,391 | 27.1% |
| Trade and other receivables | 68,257 | 44,030 | 55.0% |
| Other assets | 766 | 1,398 | (45.2%) |
| **Total Non-Current Assets** | **1,220,125** | **1,249,595** | **(2.4%)** |
| **Current Assets** | | | |
| Biological assets | 32,111 | 73,170 | (56.1%) |
| Inventories | 140,182 | 95,321 | 47.1% |
| Trade and other receivables, net | 121,033 | 135,848 | (10.9%) |
| Derivative financial instruments | 5,845 | 5,212 | 12.1% |
| Cash and cash equivalents | 260,529 | 218,809 | 19.1% |
| **Total Current Assets** | **559,700** | **528,360** | **5.9%** |
| **TOTAL ASSETS** | **1,779,825** | **1,777,955** | **0.1%** |
| | | | |
| **SHAREHOLDERS' EQUITY** | | | |
| **Capital and reserves attributable to equity holders of the parent** | | | |
| Share capital | 183,573 | 183,331 | 0.1% |
| Share premium | 942,718 | 940,332 | 0.3% |
| Cumulative translation adjustment | (268,322) | (182,929) | 46.7% |
| Equity-settled compensation | 16,779 | 17,952 | (6.5%) |
| Cash flow hedge | (4,130) | - | |
| Other reserves | (162) | (349) | (53.6%) |
| Treasury stock | (87) | (6) | 1,350.0% |
| Retained earnings | 38,068 | 67,647 | **(43.7%)** |
| **Equity attributable to equity holders of the parent** | **908,437** | **1,025,978** | (11.5%) |
| Non controlling interest | 46 | 65 | **(29.2%)** |
| **TOTAL SHAREHOLDERS' EQUITY** | **908,483** | **1,026,043** | **(11.5%)** |
| | | | |
| **LIABILITIES** | | | |
| **Non-Current Liabilities** | | | |
| Trade and other payables | 2,978 | 4,575 | (34.9%) |
| Borrowings | 518,936 | 354,249 | 46.5% |
| Deferred income tax liabilities | 59,467 | 75,389 | (21.1%) |
| Payroll and social liabilities | 1,399 | 1,512 | (7.5%) |
| Provisions for other liabilities | 1,921 | 1,892 | 1.5% |
| **Total Non-Current Liabilities** | **584,701** | **437,617** | **33.6%** |
| **Current Liabilities** | | | |
| Trade and other payables | 82,320 | 99,685 | (17.4%) |
| Current income tax liabilities | 409 | 187 | 118.7% |
| Payroll and social liabilities | 29,354 | 22,948 | 27.9% |
| Borrowings | 162,047 | 184,884 | (12.4%) |
| Derivative financial instruments | 11,580 | 5,751 | 101.4% |
| Provisions for other liabilities | 931 | 840 | 10.8% |
| **Total Current Liabilities** | **286,641** | **314,295** | **(8.8%)** |
| **TOTAL LIABILITIES** | **871,342** | **751,912** | **15.9%** |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **1,779,825** | **1,777,955** | **0.1%** |

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